Exhibit 99.1

FF301 Page 1 of 11 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 April 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Tuya Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 07 May 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 800,000,000 USD 0.00005 USD 40,000 Increase / decrease (-) USD Balance at close of the month 800,000,000 USD 0.00005 USD 40,000 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.00005 USD 10,000 Increase / decrease (-) USD Balance at close of the month 200,000,000 USD 0.00005 USD 10,000 Total authorised/registered share capital at the end of the month: USD 50,000

FF301 Page 2 of 11 v 1.2.1 II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 543,122,851 0 543,122,851 Increase / decrease (-) -1,980 Balance at close of the month 543,120,871 0 543,120,871 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: ✔ the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float threshold Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02391 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 70,163,253 0 70,163,253 Increase / decrease (-) -620 Balance at close of the month 70,162,633 0 70,162,633 Remarks: Opening and closing balances of Class A ordinary shares shown above include 253,461 and 253,461 Class A ordinary shares which are already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan and 2024 Share Scheme, respectively.

FF301 Page 3 of 11 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2015 Equity Incentive Plan (adopted in December 2014 and amended in June 2022, as amended from time to time) 2,651,982 Exercised - new shares involved -800 2,651,182 800 0 2,651,182 0 General Meeting approval date (if applicable) 2). 2024 Share Scheme (adopted in June 2024, as amended from time to time) 0 0 0 0 0 56,980,259 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 800 WVR ordinary shares A (AA1) Decrease in treasury shares: 0 WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 0.04 Remarks: 1) The total number of shares which may be issued or transferred out of treasury pursuant to exercise of all options to be granted, and vesting of all restricted share units or awards to be granted under the 2024 Share Scheme as at the close of the month is 56,980,259.

FF301 Page 4 of 11 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 11 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 11 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2015 Equity Incentive Plan - Restricted Share Units (adopted in December 2014 and amended in June 2022, as amended from time to time) 2,000 0 1,492,000 2). 2015 Equity Incentive Plan - Restricted Shares (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 0 0 3). 2024 Share Scheme - Restricted Share Units (adopted in June 2024, as amended from time to time) 20 June 2024 0 0 439,000 Increase in issued shares (excluding treasury shares): 2,000 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: As of April 30, 2026, the restricted share units which entitle the holders to 1,492,000 Class A ordinary shares of the issuer upon vesting, have been granted under the 2015 Equity Incentive Plan. No restricted share units were granted under the 2015 Equity Incentive Plan during the month. 2,000 restricted share units under the 2015 Equity Incentive Plan were vested during the month, among which no restricted share units under the 2015 Equity Incentive Plan were settled using the Class A ordinary shares already issued and registered in the name of depositary bank. 12,500 restricted share units granted under the 2015 Equity Incentive Plan were lapsed during the month. As of April 30, 2026, the restricted share units which entitle the holders to 439,000 Class A ordinary shares of the issuer upon vesting, have been granted under the 2024 Share Scheme. No restricted share units were granted under the 2024 Share Scheme during the month. No restricted share units under the 2024 Share Scheme were vested during the month. No restricted share units granted under the 2024 Share Scheme were lapsed during the month.

FF301 Page 7 of 11 v 1.2.1 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02391 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Repurchase of shares (shares repurchased and cancelled) 24 April 2026 19 June 2025 -5,400 2). Conversion of Class B ordinary shares to Class A ordinary shares 24 April 2026 620 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 0239 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Conversion of Class B ordinary shares to Class A ordinary shares 24 April 2026 -620 Increase/ decrease (-) in issued shares (excluding treasury shares): -4,780 WVR ordinary shares A (EE1) Increase/ decrease (-) in issued shares (excluding treasury shares): -620 WVR ordinary shares B (EE1) Increase/ decrease (-) in treasury shares: WVR ordinary shares A (EE2) Increase/ decrease (-) in treasury shares: WVR ordinary shares B (EE2) Remarks: Class A: 1) Repurchase of a total of 5,400 Class A ordinary shares were made on December 30 and 31, 2025 on Hong Kong Stock Exchange and cancelled at April 24, 2026. Class A: 2) & Class B: 1) Subsequent to the cancellation of the repurchased 5,400 Class A ordinary shares on December 30 and 31, 2025, 620 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -1,980 WVR ordinary shares A

FF301 Page 8 of 11 v 1.2.1 Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -620 WVR ordinary shares B Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares B

FF301 Page 9 of 11 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.2.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 5) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 6); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Yang Yi Title: Director (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.